(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Expressed in Canadian dollars)
(Unaudited)

Notice of Non-review of Interim Financial Statements

 The attached condensed consolidated interim financial statements for the period ended September 30, 2012 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company.  The Company’s independent auditor has not performed a review of these interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	September 30,	March 31,
	2012	2012
Assets

Current Assets
Cash	$411,819	$292,501
Short-term investments	276,357	175,429
Amounts receivable and prepaid expenses (Note 3)	73,257	87,679
	761,433	555,609
Non-current Assets
Deposits, related party (Note 6(a))	--	189,963
Exploration and evaluation assets (Note 4)	97,080	97,080
Foreign value-added taxes recoverable	13,461	497,865
Equipment	46,537	59,566
Investment in associate	1	1
Reclamation deposits	15,000	15,000

Total Assets	$933,512	$1,415,084

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 5)	$116,356	$157,941
Accounts payable, related parties (Note 6)	105,750	88,890
Total Liabilities	222,106	246,831

Shareholders’ Equity
Share capital (Note 8)	33,066,916	32,589,847
Warrant reserve (Note 8)	2,764,218	2,836,637
Share-based payments reserve (Note 8)	4,510,593	4,506,782
Deficit	(39,630,321)	(38,765,013)
Total Shareholders’ Equity	711,406	1,168,253
Total Liabilities and Shareholders’ Equity	$933,512	$1,415,084

Nature of operations and going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on November 27, 2012 by:

/s/Michael O’Connor	/s/Robin Merrifield
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited – prepared by management)

	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2011	2012	2011
Revenue
Interest	$1,082	$5,947	$2,276	$17,662
Total Revenue	1,082	5,947	2,276	17,662
Expenses
Consulting and directors fees	23,500	28,211	45,013	35,711
Exploration costs (Note 12)	208,554	1,145,302	353,860	2,423,331
Foreign exchange	1,575	(10,114)	(1,097)	1,222
General and administrative (Note 7)	31,380	41,255	90,323	(134,022)
Loss (gain) on marketable securities	--	(51)	--	2,596
Professional fees	47,316	63,981	81,746	120,746
Salaries and benefits	101,443	147,325	197,480	234,242
Shareholder communications	41,088	103,392	96,448	242,343
Share-based payments	--	64,778	3,811	400,253
Write-down of exploration and evaluation assets	--	178,838	--	440,812
Total Expenses	454,856	1,762,917	867,584	3,767,234
Net Loss and Comprehensive Loss for the Period	453,774	1,756,970	865,308	3,749,572

Loss per Share, Basic and Diluted	$0.01	$0.01	$0.01	$0.02

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	154,984,604	151,813,340	153,807,362	150,632,424

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statement of Changes in Equity
(Expressed in Canadian dollars)
(Unaudited)

	Common Shares Without Par Value		Warrant	Share-based
	Shares	Amount	Reserve	Payments Reserve	Deficit	Total Equity
Balance, March 31, 2011	149,464,345	$32,110,200	$2,922,556	$4,035,325	$(33,881,723)	$5,186,358
Warrants exercised	2,598,571	329,615	(69,759)	--	--	259,856
Options exercised	100,000	20,772	--	(8,772)	--	12,000
Share-based payments	--	--	--	400,253	--	400,253
Net loss for the period	--	--	--	--	(3,749,572)	(3,749,572)
Balance, September 30, 2011	152,162,916	32,460,587	2,852,797	4,426,806	(37,631,295)	2,108,895

Balance, March 31, 2012	152,642,916	32,589,847	2,836,637	4,506,782	(38,765,013)	1,168,253
Warrants exercised	2,697,666	477,069	(72,419)	--	--	404,650
Share-based payments	--	--	--	3,811	--	3,811
Net loss for the period	--	--	--	--	(865,308)	(865,308)

Balance, September 30, 2012	155,340,582	$33,066,916	$2,764,218	$4,510,593	$(39,630,321)	$711,406

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Six months ended September 30,
	2012	2011
Cash provided by (used in):

Operations
Net loss for the period	$(865,308)	$(3,749,572)
Items not involving cash
Depreciation	13,029	12,582
Share-based payments	3,811	400,253
Unrealized foreign exchange	25,084	37,319
Write-off of exploration and evaluation assets	--	440,812
Unrealized loss on marketable securities	--	2,596
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	14,422	10,781
Foreign value-added taxes recoverable	459,320	(373,049)
Accounts payable and accrued liabilities	(41,585)	(68,452)
Accounts payable, related parties	206,823	--
Cash provided by (used in) operating activities	(184,404)	(3,286,730)
Investing activities
Exploration and evaluation assets	--	(353)
Purchase (proceeds) of short-term investments	(99,571)	3,186,906
Proceeds on sale of marketable securities	--	5,587
Unrealized interest on short-term investments	(1,357)	(10,208)
Purchase of equipment	--	(30,313)
Cash provided by (used in) investing activities	(100,928)	3,151,619
Financing activities
Common shares	404,650	271,855
Net settlements with related party	--	(257,004)
Cash provided by (used in) financing activities	404,650	14,851

Increase (decrease) in cash during the period	119,318	(120,260)

Cash, beginning of period	292,501	448,109

Cash, end of period	$411,819	$327,849

Supplemental information
Non-cash portion of warrants exercised	$72,419	$69,759
Non-cash portion of stock options exercised	--	8,772

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

1.           Nature of Operations and Going Concern

Cream Minerals Ltd. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office, principal address and registered and records office is #890-789 West Pender Street, Vancouver, B.C., Canada, V6C 1H2.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for exploration and evaluation assets are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

These unaudited condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern.  This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.  These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed consolidated interim financial statements.

2.           Significant Accounting Policies

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and critical account judgments and estimates consistent with those applied in the Company’s March 31, 2012 consolidated annual audited financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

2.           Significant Accounting Policies (Continued)

(c)  New Standards Not Yet Adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective during the period ended September 30, 2012:

• IFRS 9	New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets(iii)
• IFRS 10	New standard to establish principles for the presentation and preparation of consolidated financial statements when an entity controls multiple entities(i)
• IFRS 11	New standard to account for the rights and obligations in accordance with a joint agreement(i)
• IFRS 12	New standard for the disclosure of interests in other entities not within the scope of IFRS 9/IAS 39(i)
• IFRS 13	New standard on the measurement and disclosure of fair value(i)
• IAS 1 (Amendment)	Presentation of other comprehensive income(ii)
• IAS 28 (Amendment)	New standard issued that supersedes IAS 28 (2003) to prescribe the accounting for investments in associates and joint ventures(i)

(i)	Effective for annual periods beginning on or after January 1, 2013
(ii)	Effective for annual periods beginning on or after July 1, 2012
(iii)	Effective for annual periods beginning on or after January 1, 2015

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

3.           Amounts Receivable and Prepaid Expenses

	September 30,	March 31,
	2012	2012
Harmonized Sales Tax receivable	$32,762	$35,597
Prepayments and amounts receivable	40,495	52,082
Total	$73,257	$87,679

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.           Exploration and Evaluation Assets

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 12.

		Kaslo
	Manitoba	Silver	Total
	Properties,	Property,	Acquisition
	Manitoba (b)	BC (c)	Costs
Balance, March 31, 2011	$270,367	$1	$270,368
Additions	54,000	--	54,000
Write-downs	(227,287)	(1)	(227,288)
Balance, March 31, 2012 and September 30, 2012	$97,080	$--	97,080

(a)	Manitoba Properties

(i)   Stephens Lake and Stephens Trout Property

The Company holds, jointly with Sultan Minerals Inc. and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  The property has been written down to $Nil as there are no future plans to continue with exploration.

(ii)   Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The property has been written down to $Nil as there are no future plans to continue with exploration.

(iii)	Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 30 km north-east of Flin Flon, Manitoba.

(b)	Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  Although the Company plans a review of geological data compiled to date, and a property site visit was done during the year ended March 31, 2012, the property was written down to $Nil as no significant exploration work is planned for fiscal 2013.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.           Exploration and Evaluation Assets (Continued)

(c)	Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Project (“Nuevo Milenio”), located in Nayarit, Mexico.  Neuva Milenio had previously been fully written down and all current exploration costs have been charged to the Statement of Operations (Note 12).

5.           Accounts Payable and Accrued Liabilities

	September 30, 2012	March 31, 2012

Trade payables	$76,655	$42,760
Accrued liabilities	39,701	115,181
Totals	$116,356	$157,941

6.           Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the six months ended September 30, 2012 and 2011:

	Six months ended September 30,
	2012	2011
Cream Minerals Limited
Salaries and benefits	$136,327	$221,207
Directors fees (1)	43,250	--
Share-based payments (1)	--	254,949
Cream Minerals de Mexico, S.A. de C.V.
Salaries and benefits (2)	60,000	60,000

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits have been recorded as exploration costs related to the Nuevo Milenio project.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

6.           Related Party Transactions and Balances (Continued)

Other related party transactions for the six months ended September 30, 2012 and 2011 and related party balances as at September 30, 2012 and March 31, 2012 were as follows:

	Six months ended September 30,
	2012	2011
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$209,318	$248,944
Consulting (b)	--	15,000

Balances at:	September 30, 2012	March 31, 2012
Quorum (a)
Deposits	$--	$189,963
Payables:
Quorum (a)	31,936	59,008
Directors (c)	73,814	29,882

(a)
Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provided services on a full cost recovery basis to the various entities sharing office space with the Company until August 31, 2012.

The three public companies have deferred dissolving Quorum and will maintain the company as inactive.

(b)
Included in consulting fees are legal fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

(c)
The directors balance includes fees and expenses owing to directors, as well as any salaries accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

7.           Expenses by Nature

Included in general and administrative expenses are the following:

	Six months ended September 30,
	2012	2011
Depreciation	$1,489	$1,296
Office and administration	88,834	(145,491)
Travel and conferences	--	22,655
Property investigation	--	(12,482)
Totals	$90,323	$(134,022)

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.           Share Capital and Reserves

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

155,340,582 common shares (2011 – 152,162,916).

Stock options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years.

Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

During the period ended September 30, 2012 Nil (2011 – 2,300,000) stock options were granted.  The following table summarizes information on stock options outstanding at September 30, 2012:

Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
$0.50	150,000	0.18 years
$0.12	1,560,000	1.37 years
$0.38	5,575,000	3.43 years
$0.22	600,000	3.67 years
$0.23	500,000	3.68 years
$0.16	1,200,000	3.73 years
	9,585,000	3.11 years

A summary of the changes in stock options for the six months ended September 30, 2012 and the year ended March 31, 2012 is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2011	9,906,500	$0.36
Granted	2,300,000	0.19
Exercised	(100,000)	0.12
Cancelled/forfeited	(720,000)	0.48
Balance, March 31, 2012	11,386,500	0.32
Expired	(1,001,500)	0.50
Cancelled/forfeited	(800,000)	0.38
Vested and exercisable at September 30, 2012	9,585,000	$0.29

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.           Share Capital (Continued)

Warrants

As at September 30, 2012, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
40,900,000	$0.24	December 21, 2012
3,750,000	$0.16	December 21, 2012
44,650,000

A summary of the changes in warrants for the six months ended September 30, 2012 and the year ended March 31, 2012, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2011	53,407,071	$0.22
Exercised	(2,998,571)	0.16
Balance, March 31, 2012	50,408,500	0.22
Exercised	(2,697,666)	0.15
Expired	(3,060,834)	0.15
Balance, September 30, 2012	44,650,000	$0.23

9.           Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

Statement of Financial Position September 30, 2012	Canada	Mexico	Total
Total Assets	$425,753	$507,759	$933,512
Current Assets	$364,154	$397,279	$761,433
Long-term Assets	$61,599	$110,480	$172,079

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

9.           Segmented Information (Continued)

Statement of Financial Position March 31, 2012	Canada	Mexico	Total
Total Assets	$729,798	$685,286	$1,415,084
Current Assets	$476,747	$78,862	$555,609
Long-term Assets	$253,051	$606,424	$859,475

Segmented expenses by geographical location are as follows:

September 30, 2012	Canada	Mexico	Total
Exploration and evaluation costs	$178,800	$175,060	$353,860
Other expenses	513,724	--	513,724
Total expenses	$692,524	$175,060	$867,584

September 30, 2011	Canada	Mexico	Total
Exploration and evaluation costs	$82,890	$2,340,441	$2,423,331
Other expenses	1,308,579	--	1,308,579
Total expenses	$1,391,469	$2,340,441	$3,731,910

10.           Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and short-term investments are designated as fair value through profit or loss and are measured at fair value.  Amounts receivable are designated as loans and receivables and measured at amortized cost using the effective interest rate method.  Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable and prepaid expenses approximate their carrying values at September 30, 2012, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at September 30, 2012 and March 31, 2012 and categorized into levels of the fair value hierarchy:

		September 30, 2012		March 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash (a)	1	$411,819	$411,819	$292,501	$292,501
Short-term investments (a)	1	276,357	276,357	175,429	175,429
Amounts receivable and prepaid expenses (a)	1	73,257	73,257	87,679	87,679
Investment in associate (b)	3	1	1	1	1
Accounts payable and accrued liabilities (a)	2	116,356	116,356	157,941	157,941
Accounts payable, related parties (a)	2	105,750	105,750	88,890	88,890

a)	Fair value approximates the carrying amounts due to the short-term nature.
b)	Investment relates to Quorum.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.           Financial Instruments and Risk Management (Continued)

There were no other transfers from level 1 and 2 during the periods ended September 30, 2012 and March 31, 2012.  There have been no transfers in or out of level 3, or changes in fair value measurements of financial instruments classified as level 3 for the periods ended September 30, 2012 and March 31, 2012.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	September 30, 2012	March 31, 2012
Amounts receivable
Due within 90 days	$32,762	$35,597
Deposits, related party	--	189,963
	$32,762	$225,560
Cash	411,819	292,501
Short-term investments	276,357	175,429
	$720,938	$693,490

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant.  The financial assets that potentially subject the Company to credit risk are any receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the six months ended September 30, 2012, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at September 30, 2012 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the six months ended September 30, 2012, the Company issued 2,697,666 common shares for gross proceeds of $404,650, from the exercise of warrants.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial assets are comprised of its cash, short-term investments, and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at September 30, 2012 and March 31, 2012 and are summarized as follows:

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.           Financial Instruments and Risk Management (Continued)

	September 30, 2012	March 31, 2012
Cash	$411,819	$292,501
Short-term investments	276,357	175,429
Amounts receivable - Within 90 days or less	32,762	35,597
Deposits from related party - In later than 90 days, not less than on year	--	189,963
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	116,356	157,941
Due to related parties with contractual maturities - Within 90 days or less	105,750	88,890

Interest rate risk

The Company has no significant exposure at September 30, 2012 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At September 30, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	September 30, 2012	March 31, 2012
U.S. Dollars
Cash	$11,386	$146,487
Accounts payable and accrued liabilities	(48,359)	(14,137)
Mexican Pesos
Cash	394,129	8,316
Value-added taxes recoverable	13,461	497,865
Accounts payable and accrued liabilities	(2,088)	(10,881)

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.           Financial Instruments and Risk Management (Continued)

Currency risk (Continued)

Based on the above net exposures at September 30, 2012, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $3,697 (2011 - $21,442) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $40,550 (2011 – $50,130) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at September 30, 2012.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.  As at September 30, 2012 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

11.           Management of Capital

The Company defines capital that it manages as equity.  When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations.  To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in the Company’s approach to capital management during the six month period ended September 30, 2012.  Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

12.         Exploration Costs

Six months ended September 30, 2012	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total September 30, 2012
Incurred during the period
Assays and analysis	$--	$--	$909	$909
Geological and geophysical	5,600	3,900	184,929	194,429
Site activities	2,521	35	142,042	144,598
Travel and accommodation	--	--	13,924	13,924
Total Expenses September 30, 2012	$8,121	$3,935	$341,804	$353,860

Six months ended September 30, 2011	Nuevo Milenio Property, Mexico	Total September 30, 2011
Incurred during the period
Assays and analysis	$105,671	$105,671
Drilling	1,990,717	1,990,717
Geological and geophysical	145,915	145,915
Site activities	169,561	169,561
Travel and accommodation	11,467	11,467
Total Expenses September 30, 2011	$2,423,331	$2,423,331